UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Turning Point Brands, Inc.
(Name of Issuer)

Common Stock, $0.01 par value per share
(Title of Class of Securities)

90041L105
(CUSIP Number)

Joseph Mause
Standard General L.P.
767 Fifth Avenue, 12th Floor
New York, NY 10153
Tel. No.: 212-257-4701
(Name, Address and Telephone Number of Person Authorized to
 Receive Notices and Communications)

June 1, 2017
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	Names of Reporting Persons. Standard General L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,975,463
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,975,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,975,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 58.2%
14	Type of Reporting Person (See Instructions) IA

1	Names of Reporting Persons. Soohyung Kim
2	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) [ ]
(b) [ ]
3	SEC Use Only
4	Source of Funds (See Instructions): AF
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e): [ ]
6	Citizenship or Place of Organization. United States
Number of Shares Beneficially Owned by Each Reporting Person With	7 Sole Voting Power 0
8 Shared Voting Power 10,975,463
9 Sole Dispositive Power 0
10 Shared Dispositive Power 10,975,463
11	Aggregate Amount Beneficially Owned by Each Reporting Person 10,975,463
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13	Percent of Class Represented by Amount in Row (11) 58.2%
14	Type of Reporting Person (See Instructions) IN, HC

AMENDMENT NO. 4 TO SCHEDULE 13D

Item 1.                          Security and Issuer

This Amendment No. 4 to Schedule 13D (this “Amendment”) relates to Common Stock, par value $0.01 per share (“Turning Point Common Stock”), of Turning Point Brands, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The address of the principal executive offices of the Issuer is 5201 Interchange Way, Louisville, Kentucky 40229. This Amendment is being filed by each of the Reporting Persons to amend the Schedule 13D that was filed on May 13, 2016 and amended on June 29, 2016, November 25, 2016 and March 20, 2017 and by this Amendment (as so amended, the “Schedule 13D”).  Unless otherwise indicated, all capitalized terms used herein but not defined herein shall have the same meaning as in the Schedule 13D.

This amendment is being filed to amend and supplement Items 4, 5 and 6 of the Schedule 13D as follows:

Item 4.                 Purposes of Transaction

On June 1, 2017, in connection with the closing of the previously described Contribution and Exchange, the Reporting Persons contributed, or caused to be contributed, to Standard Diversified Opportunities Inc. (formerly known as Special Diversified Opportunities Inc.) ("SDOI") an aggregate of 9,842,373 shares of Turning Point Common Stock, valued for such purpose at $16.0127 per share (the “Per Share Closing Value”) in accordance with the previously described Agreement in exchange for securities of SDOI.  9,342,373 of such shares were contributed by the SG Parties. Following the closing of the Contribution and Exchange, the Reporting Persons beneficially own a majority of the outstanding voting securities of SDOI, which owns 9,842,373 shares of Turning Point Common Stock.  Shares of Turning Point Common Stock beneficially owned by SDOI are not reported herein.  Any reports or other information filed or required to be filed by SDOI shall be the responsibility of SDOI and not of the SG Parties. As a result of their ownership of a majority of the outstanding voting securities of SDOI, the Reporting Persons may be deemed to share voting and investment power over the Turning Point common Stock held by SDOI.  Each of the Reporting Persons disclaims such beneficial ownership except to the extent of its pecuniary interest therein.

On June 1, 2017, Thomas F. Helms, Jr. delivered 400,000 shares of Turning Point Common Stock, valued for such purposes at the Per Share Closing Value, to the SG Parties in partial repayment of the amounts loaned thereunder in accordance with the terms of a previously disclosed loan agreement among the parties. Such shares were contributed to SDOI pursuant to the Contribution and Exchange Agreement.

Item 5.                 Interest in Securities of the Issuer

(a), (b) and (d)  See Items 7-11 of the cover pages and Item 2 of the Schedule 13D. The number of shares of Turning point Common Stock beneficially owned by the Reporting Persons is reported on the cover pages, and 1,133,090 shares are held for the account of Fort George.

The percentage calculations used herein are based on the statement in the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017, as filed with the Securities and Exchange Commission on May 11, 2017, that there were 18,845,031 shares of Turning Point common Stock outstanding at May 8, 2017.

(c)  See Item 4.  The Reporting Persons did not effect any other transactions in the Company’s securities during the sixty day period prior to the filing of this Schedule 13D. Fort George effected the following open market sales:

Date	No. Shares	Sale Price

04/03/2017	1,600	$15.7175
04/04/2017	2,300	$15.6159
04/05/2017	4,565	$15.5929
04/06/2017	2,865	$15.6744
04/07/2017	3,900	$15.8705
04/10/2017	8,800	$15.9491
04/11/2017	5,139	$15.8762
04/12/2017	2,911	$15.9099
04/13/2017	1,930	$15.8637
04/17/2017	4,889	$15.9423
04/18/2017	2,300	$16.0135
04/19/2017	2,838	$16.0200
04/20/2017	4,314	$15.9945
04/21/2017	5,549	$15.9997

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
Date:                June 5, 2017
STANDARD GENERAL L.P. By: /s/ Joseph Mause Name: Joseph Mause Title: Chief Financial Officer SOOHYUNG KIM /s/ Soohyung Kim Soohyung Kim